LML REPORTS RESULTS FOR THE FOURTH QUARTER AND THE

FISCAL YEAR ENDED MARCH 31, 2002

Improvements Result in Positive EBITDA for Fourth Quarter

VANCOUVER, BC, June 28, 2002 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) is pleased to report its fourth quarter ended March 31, 2002 had a positive EBITDA of $262,713 or $0.01 per share, compared to a negative EBITDA of ($160,586) or ($0.01) for the third quarter ended December 31, 2001 and a negative EBITDA of ($1.3 million) or ($0.07) per share for the fourth quarter ended March 31, 2001. This represents an increase of $423,299 or 263% in EBITDA in the fourth quarter over the third quarter. For the fourth quarter there was a net loss of ($567,579) or ($0.03) per share compared to ($968,615) or ($0.05) per share for the third quarter and ($2.5 million) or ($0.13) per share for the fourth quarter ended March 31, 2001.

Revenues for the fourth quarter increased by $206,267 or 9.5% from the third quarter to $2.4 million and decreased by $439,745 or 15.6% compared to the fourth quarter ended March 31, 2001.

Cost of operations for the fourth quarter was $1.6 million, or 67% of revenue, compared to $1.8 million or 85% of revenue for the third quarter and $2.3 million, or 82% of revenue for the fourth quarter ended March 31, 2001. Sales, general and administrative expenses for the quarter were $542,614, a decrease of $46,579 or 7.9% from the third quarter and a decrease of $764,419 or 58.5% from the fourth quarter ended March 31, 2001.

For fiscal year 2002 revenues were $9.3 million and cost of operations were $8.1 million or 87.1% of revenue, compared to revenues of $10.1 million and cost of operations of $7.9 million or 78.2% of revenue in 2001. Sales, general and administrative expenses were $3.3 million compared to $4 million in 2001. There was a negative EBITDA of ($2.1 million) or ($0.11) per share compared to ($2.6 million) or ($0.16) per share in 2001 and a net loss of ($5.2 million) or ($0.27) per share compared to a net loss of ($5.2 million) or ($0.34) per share in 2001.

"When we look back at the year's results on a quarter by quarter basis, we see improvements in cash flow attributable to significant reductions in our operating expenses which were a result of designing cost related economies following the consolidation of seven subsidiaries a year ago," said Patrick H. Gaines, Corporation President and CEO. "The improving trend was brought into focus for us as EBITDA losses continued to shrink, eventually allowing us to go EBITDA positive in the fourth quarter. Naturally, we are encouraged by these results and look to extending this trend into the future."

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About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp., includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:

LML Payment Systems Inc.

Patrick H. Gaines

President and CEO

(604) 689-4440

Investor Relations

(800) 888-2260